Exhibit 3.2

Text of Amendment to Article II, Section 1 of the Amended and Restated Bylaws of
Fiesta Restaurant Group, Inc.

Section 1. Number. The Board shall consist of such number of directors, which shall not be less than three, as shall from time to time be fixed exclusively by resolution of the Board. The directors shall be divided into three classes in the manner set forth in the Certificate of Incorporation, each class to be elected for the term set forth therein. ~~Directors shall be elected by stockholders~~ A nominee for director election shall be elected by the affirmative vote of a majority of the votes cast with respect to such nominee at any meeting for the election of directors at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of the votes ~~cast by holders~~ of the shares ~~present~~ represented in person or ~~represented~~ by proxy at any such meeting and entitled to vote ~~thereon.~~ on the election of directors. In an election of directors, a majority of the votes cast means that the number of votes cast “for” a nominee must exceed 50% of the votes cast with respect to such nominee (excluding abstentions). If a director is not elected, the director shall promptly tender his or her resignation to the Board. The Corporate Governance and Nominating Committee (the “Corporate Governance and Nominating Committee”) will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the resignation taking into account the recommendation of the Corporate Governance and Nominating Committee and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the decisions of the Corporate Governance and Nominating Committee or the Board that concern such resignation. If a director’s resignation is accepted by the Board pursuant to this Bylaw, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Article II, Section 2 or may decrease the size of the Board pursuant to the provisions of Article II, Section 1. A majority of the total number of directors then in office (but not less than one-third of the number of directors constituting the entire Board) shall constitute a quorum for the transaction of business and, except as otherwise provided by law or by the Certificate of Incorporation, the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board. Directors need not be stockholders.